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    Harris, Bank of Montreal and Suburban Bancorp Announce
      Merger Agreement News Conference at 9:30 A.M., CST.,
                       Monday, April 18

     Chicago, April 15, 1994 -- Harris Bankcorp, Bank of Montreal and Suburban Bancorp, Inc. (NASDAQ: SUBBA) today announced the signing of a definitive agreement providing for the combination of Harris and Suburban Bancorp under the Harris name.

     Under the agreement 100 percent of Suburban Bancorp stock will be exchanged for Bank of Montreal (BMO) common shares based on the conversion rate of 3.9352 BMO shares per Suburban Bancorp share, subject to adjustment. Based on yesterday's closing BMO price, the value of the transaction would be US$73.08 per share, or an aggregate of approximately US$246 million. Harris Bankcorp is a wholly-owned subsidiary of Bank of Montreal.

     The agreement is subject to certain conditions, including approval by regulators and shareholders of Suburban Bancorp. Members of the Gerald F. Fitzgerald family, who own shares representing more than a majority of the voting power of Suburban Bancorp, have agreed to vote their shares in favor of this transaction.

     A NEWS CONFERENCE WILL BE HELD MONDAY MORNING, APRIL 18,
AT 9:30 A.M., AT HARRIS BANK, 115 S. LASALLE, 37TH FLOOR,
ROOM C.

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THE BANK OF MONTREAL COMMON STOCK TO BE EXCHANGED WILL BE
OFFERED ONLY BY MEANS OF A PROSPECTUS FILED WITH THE SEC.